Exhibit 12(o)
                                                                   -------------


PRELIMINARY RESULTS FROM DURAVEST SUBSIDIARY ESTRACURE'S PHASE II CLINICAL TRIAL DEMONSTRATE THAT LOCAL ADMINISTRATION OF 17-[BETA SYMBOL]-ESTRADIOL ACHIEVES OUTSTANDING SAFETY RESULTS AND PROMISING EFFICACY TRENDS WITH PATIENTS WHO HAVE UNDERGONE CORONARY ANGIOPLASTY (PTCA) AND STENT IMPLANTATION

Chicago - October 28, 2005 - Dr Jean-Francois Tanguay, M.D., C.P.S.Q., F.R.C.P. of the Montreal Heart Institute and Chief Scientific Officer of Estracure, a subsidiary of Duravest, Inc. (OTC BB:DUVT, XETRA:DUV) announced at the Canadian Cardiovascular Congress in Montreal the results of the Estracure Phase II clinical trial involving 299 patients aimed at evaluating the safety and efficacy of locally administered 17-[beta symbol]-estradiol in preventing restenosis and promoting healing in patients following percutaneous transluminal coronary angioplasty (PTCA) and stent implantation. The safety data show no adverse effects attributable to the locally administered 17-[beta symbol]-estradiol treatment as the across-the-board incidence of major adverse cardiac events (MACE) were identical in all groups - placebo, low-dose 17-[beta symbol]-estradiol and high-dose 17-[beta symbol]-estradiol. Since the trial included multiply stented patients in which only one stent (per protocol) underwent treatment or placebo, analysis of the single stent subgroup trended towards an improved safety profile with the 17-[beta symbol]-estradiol treatment
- particularly in the high-dose subgroup. While not reaching statistical significance, a 32% decrease in MACE and a 68% reduction in urgent percutaneous coronary intervention (PCI) was observed in the high-dose, single-stent 17-[beta symbol]-estradiol group relative to placebo. Also of note was a trend towards lower calcium-channel blocker and nitrate usage in the treated groups. With this trial, the 17-[beta symbol]-estradiol treatment has been demonstrated to be safe relative to placebo and, in fact, indicative of an improvement in the safety profile.

Also observed were promising efficacy trends with this local and transient administration of 17-[beta symbol]-estradiol - namely a reduction in clinical restenosis particularly in the high-dose 17-[beta symbol]-estradiol group. The high-dose group showed a trend towards reduced target lesion revascularization
(TLR), reduced target vessel failure (TVF) and a lower rate of urgent PTCA - particularly when analyzed with the single-stent subgroup. Across all patients, the high-dose 17-[beta symbol]-estradiol group experienced a 33% reduction in TLR and a 30% reduction in TVF - though these trends did not reach statistical significance. In the single stent group, even more substantial efficacy trends were observed with a 43% reduction in both TLR and TVF at higher levels of statistical power. It should be noted that these positive efficacy trends were observed in the context of a single bolus injection of 17-[beta symbol]-estradiol which is essentially cleared from the circulation within 24 hours. Animal trials (in progress) and human Phase III trials (planned) with the actual 17-[beta symbol]-estradiol drug-eluting stent platform allow for longer-term (over one month) in situ release of 17-[beta symbol]-estradiol as compared to the very short-term, transient delivery conducted in this study.

These animal trials - currently being conducted at the Montreal Heart Institute
- involve a proprietary combination of stent, polymer and 17-[beta symbol]-estradiol with preliminary results in the coming months. Thus far the proprietary Estracure 17-[beta symbol]-estradiol drug-eluting stent has performed in vivo according to expected technical and safety specifications. Given the promising results of this human trial combined with the extensive portfolio of preclinical studies and the confirmatory animal work with the actual stent, Estracure and its parent company Duravest are sufficiently confident of the safety and efficacy profile to commence enrolling patients in the 1st half of 2006 for a definitive Phase III human clinical trial in Europe using the proprietary Estracure 17-[beta symbol]-estradiol eluting coronary stent.

Estracure develops next generation cardiovascular therapies based on estrogen and related compounds. These estrogen-based approaches address not only the restenosis problem but also ensure minimal vulnerable plaque disruption along with the potential prevention of coronary lesion progression. The company was founded by Dr. Tanguay and is a spin-off of the Montreal Heart Institute (MHI), an internationally recognized cardiac center of excellence affiliated with the University of Montreal. Estracure's core market-offering will be its ESTRACURE 17-[beta symbol]-Estradiol drug-eluting stent and this "proof-of-concept" trial involving local administration of 17-[beta symbol]-Estradiol at the PTCA/stent site provides strong support for further steps towards this goal. 17-[beta symbol]-Estradiol as the active agent in a future drug-eluting stent truly represents the next generation in DES technology. Estrogen (as extensively documented in previously published preclinical studies) specifically inhibits smooth muscle proliferation while stimulating endothelization and endothelial function in contrast to the more general cytotoxic mechanisms utilized by the current generation of drug-eluting stents. On a clinically relevant basis, Dr. Tanguay, his research team and the several Canadian centers participating in the trial have shown that 17-[beta symbol]-Estradiol is a safe and promising method to prevent clinical restenosis in patients when it is used as a bolus injection during PTCA/stenting. Furthermore, 17-[beta symbol]-Estradiol could also stabilize vulnerable plaques which are responsible for unstable angina and sudden cardiac death.

In his presentation, Dr. Tanguay commented "This preliminary analysis of the trial data has shown a very promising trend that points the way to further definitive stent trials where the release of 17-[beta symbol]-estradiol will be sustained over a longer period of time." Dr. Ogan Gurel, CEO of Duravest, stated "With safety an increasingly important consideration with drug-eluting stents, we are excited about the opportunity to bring this technology from bench to bedside. It holds promise for both improved clinical efficacy as well as an enhanced safety profile."

Safe Harbor Forward Looking Statements

This release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions of future events or performance are not statements of historical fact and may be considered forward looking statements. They involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Media Relations

Dick Gersh
Richard Gersh Associates
dickgersh@rgapr.com


Spokesperson for Duravest, Inc.

Ogan Gurel, MD MPhil
Chief Executive Officer
gurel@duravestinc.com



--------------------------
Dick Gersh
Media Relations
Richard Gersh Associates, Inc.
101 Park Street, 2d Floor
Montclair, NJ  07042
(973) 509-1204